
08054449

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

__ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

Commission file number __________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Fresenius Medical Care North America 401(k) Savings Plan, 920 Winter Street, Waltham, MA 02451-1457

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fresenius Medical Care AG & Co. KGaA, Else-Kröner Straße 1, 61352 Bad Homburg, v.d. H. Germany

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Fresenius Medical Care North America
401(k) Savings Plan

Date June 27, 2008

By: Brian O'Connell
Brian O'Connell, Trustee

#63143

EXHIBIT INDEX

Description	Sequentially Numbered Page
Consent of Walsh, Jastrem & Browne, LLP	3



Walsh, Jastrem & Browne, LLP

Certified
Public Accountants
& Consultants

One Liberty Square
Boston, MA 02109
617 227 3333
617 227 5430 Fax
www.wjbcpas.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-8686) of our report, dated June 26, 2008, relating to the financial statements and supplemental schedule of Fresenius Medical Care North America 401(k) Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2007.

Walsh, Jastrem & Browne, LLP

WALSH, JASTREM & BROWNE, LLP
Boston, Massachusetts
June 27, 2008

FRESENIUS MEDICAL CARE
NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2007 and 2006

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AND INDEPENDENT AUDITORS' REPORT

INDEX



Walsh, Jastrem & Browne, LLP

Certified
Public Accountants
& Consultants

One Liberty Square
Boston, MA 02109
617 227 3333
617 227 5430 Fax
www.wjbcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
the Fresenius Medical Care North America 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Fresenius Medical Care North America 401(k) Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.



Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walsh, Jastrem & Browne, LLP

WALSH, JASTREM & BROWNE, LLP
Boston, Massachusetts
June 26, 2008

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

ASSETS:	2007	2006
Investments, at fair value -		
Mutual Funds	$ 555,694,756	$ 424,177,092
Collective Investment Trusts	227,987,353	182,805,430
Fresenius Medical Care AG - shares (ADRs)	55,150,230	41,467,807
Common Stock	20,004	-
Loans to participants	29,397,063	23,021,105
Total investments	868,249,406	671,471,434
Cash	1,923,251	1,267,026
Contributions receivable - participants	5,233,597	4,431,448
Contributions receivable - employer	21,609,120	17,000,756
Receivable for investments sold	50,876	242,416
Interest receivable	7,903	5,918
Total assets	897,074,153	694,418,998
LIABILITIES:		
Accrued administrative expenses	91,400	77,943
Payable for investments purchased	-	223,658
Total liabilities	91,400	301,601
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	896,982,753	694,117,397
Adjustments from fair value to contract value (for interest in a common collective trust) related to fully benefit-responsive investment contracts	1,125,827	1,377,782
NET ASSETS AVAILABLE FOR BENEFITS	$ 898,108,580	$ 695,495,179

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

ADDITIONS:	
Participant contributions -	
Salary deferrals	$ 74,129,106
Rollovers	6,427,502
Employer contributions -	
Matching	23,859,034
Profit sharing	17,355,348
Defined contribution	2,699,711
Dividend and interest income	54,011,575
Net realized and unrealized appreciation in value of investments	21,862,171
Total additions	200,344,447
DEDUCTIONS:	
Benefits paid to participants	75,260,044
Administrative expenses	443,740
Total deductions	75,703,784
NET ADDITIONS BEFORE TRANSFERS	124,640,663
TRANSFERS:	
Transfers in from other plan	110,437,378
Transfers out to other plan	(32,464,640)
Total net transfers	77,972,738
NET ADDITIONS	202,613,401
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	695,495,179
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 898,108,580

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - The Fresenius Medical Care North America 401(k) Savings Plan (the Plan) is sponsored by National Medical Care, Inc. d/b/a Fresenius Medical Care North America (the Company) for the benefit of the employees of the Company and employees of entities owned or controlled by the Company. The Company is a provider of dialysis products and services.

The administration of the Plan is the responsibility of the Administrative Committee, appointed by the Company's Board of Directors. The trustee of the Plan is Fidelity Management Trust Company, which holds, manages and invests the Plan's assets and provides recordkeeping services for the Plan.

Method of Accounting - The accompanying financial statements have been prepared using the accrual method of accounting.

Investments – The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year end. Investments in collective investment trusts are stated at fair value, as determined by the issuer of the collective investment trusts based on the fair value of the underlying investments. Collective investment trusts with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. The Plan's investment in shares of Fresenius Medical Care AG (the parent company of the Plan sponsor), which trade on the New York Stock Exchange in the form of American Depository Receipts (ADRs), are valued at the closing market price on the last business day of the Plan year. Any unrealized appreciation or depreciation in value of investments is reflected in the statement of changes in net assets available for benefits. Loans to participants are valued at cost, which approximates fair value.

The Fidelity Managed Income Portfolio II (the "Portfolio") is a stable value fund that is an open-end collective investment trust dedicated exclusively to the management of assets of defined contribution plans. The Portfolio's investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Portfolio invests in underlying assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a "wrapper" contract issued by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Plan follows the provisions of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents the collective investment trusts with underlying investments in investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits with respect to such contracts is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

Recent Accounting Pronouncement – In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 is effective for fiscal years beginning after November 15, 2007, and establishes a framework for measuring fair value and expands disclosures about fair value measurements and the effect of the measurements on earnings or change in net assets. Plan management does not believe that the adoption of FAS 157 will materially impact the Plan's financial statements, when adopted in 2008.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses – Certain administrative costs of the Plan have been absorbed by the Company.

Unit Values – Individual participant accounts for investments in collective investment trusts are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the collective investment trusts, but do have an interest therein represented by units valued daily. The collective investment trusts earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from collective investment trusts are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Special provisions may apply for certain participants who joined the Plan pursuant to Company acquisitions. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all employees meeting the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A summary description of the Plan is available from the Plan Administrator.

Eligibility - An employee becomes eligible for participation in the Plan on the first day of the month following the completion of ninety days of service, subject to further limitations, as described in the Plan document. Eligible employees hired after January 1, 2007 are automatically enrolled in the Plan at 3% of eligible earnings unless the employees opt not to participate.

Participant Accounts - Each participant's account is credited with the participant's and Company's contributions and allocations of Plan earnings. Participant and employer contributions are invested as directed by the participants into one or more designated investment options offered by the Plan. Participants may change their investment selections at any time. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant and Company Matching Contributions - Each participant may contribute from 1% to 75% of his or her eligible earnings on a pre-tax basis, subject to certain limitations. The Company makes matching contributions to the Plan at an amount equal to 50% of the first 6% of eligible employee earnings, subject to certain limitations. Company matching contributions commence for participants who have completed one year of service.

2. DESCRIPTION OF THE PLAN (continued)

Participants are at all times 100% vested to the extent of their own contributions. Active participants since January 1, 2007, vest in the employer matching contributions according to the following schedule:

Period of Service	Percentage Vested
Fewer than 1 year	0%
1 but fewer than 2 years	20%
2 but fewer than 3 years	40%
3 but fewer than 4 years	60%
4 but fewer than 5 years	80%
5 years or more	100%

Participants terminated prior to January 1, 2007 vest in the employer matching contributions according to the vesting schedule in effect at the time of termination.

Company Profit Sharing and Defined Contribution – The Company may make discretionary profit sharing contributions to the Plan for the benefit of all eligible participants. Employees who have completed a year of service for the plan year for which the contribution relates and are employed by the Company on the last day of the plan year for which the contribution relates are eligible to participate in this component of the plan. Certain employees covered under collective bargaining agreements are not eligible to participate. Any discretionary profit sharing contributions are allocated to eligible participants based on compensation, with participants having ten years or more of service as of January 1, 2002 entitled to an additional 50% profit sharing allocation. Participants are immediately 100% vested in all discretionary profit sharing contributions.

The Company makes payments to the Plan referred to as a "defined contribution" for the benefit of all eligible participants. Employees satisfying all of the following requirements are eligible to participate in this component of the Plan: (i) the employee was employed by the Company as of March 9, 2002; (ii) the employee was a participant in the Fresenius Medical Care North America Retirement Plan ("Pension Plan") on March 9, 2002, and (iii) the employee had completed ten years of pension service as of March 9, 2002. Employees eligible to participate will only receive a defined contribution allocation for a given plan year after the completion of 15 years of pension service as long as the employee is employed by the Company on the last day of the plan year for which the contribution relates. Participants are immediately 100% vested in such contributions.

2. DESCRIPTION OF THE PLAN (continued)

The amount of the defined contribution for each eligible participant is actuarially determined and is principally based on the participant's length of service, level of compensation, projected benefit from the Pension Plan, and the projected benefit from the profit sharing component of this Plan. Certain actuarial assumptions relative to annual compensation percentage increases, annual investment returns and anticipated profit sharing funding levels are made in determining the defined contribution funding amounts.

Forfeitures - At December 31, 2007, forfeited account balances totaled $713,521. Forfeitures are used to reduce Company contributions and/or offset administrative expenses of the Plan. During the year ended December 31, 2007, the Company used $58,556 of forfeited account balances to pay certain administrative expenses of the Plan.

Distributions – At termination of employment, the participant is entitled to withdraw his or her entire account balance from the Plan. Any remaining unpaid loan balances at termination of employment are treated as distributions. Terminated employees with account balances of less than $5,000 must withdraw their account balances from the Plan. Terminated employees with participant account balances greater than $5,000 may elect to leave their funds in the Plan until age 70 1/2. The Plan allows participants with account balances greater than $5,000 to elect payouts in the form of an annuity over a period not to exceed 25 years. In certain instances, prior to termination, participants may (subject to approval by the Administrative Committee) withdraw account balances to defray financial obligations.

Plan Termination – Although the Company expects to continue the Plan as a permanent, tax-deferred, savings program for the exclusive benefit of Company employees, the continuance of the Plan is not assumed by the Company as a contractual obligation. The Company reserves the right to amend or terminate the Plan subject to the provisions set forth by ERISA. If the Company terminates the Plan, accounts will be valued as of the termination date and distributed in a lump sum payment to each participant, subject to ERISA and/or other legal requirements that may exist at that time.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3. INVESTMENTS

The following presents investments at December 31, 2007 and 2006 representing 5% or more of Plan net assets:

	2007		2006	
Mutual Funds -				
Fidelity Contrafund, 2,224,026 and 1,801,246 shares, respectively	$162,598,508	*	$117,441,224	*
Neuberger & Berman Genesis Trust, 1,253,176 and 1,004,887 shares, respectively	61,756,493	*	47,963,279	*
Oakmark Equity and Income Fund-Class I, 4,316,086 and 3,483,232 shares, respectively	116,016,388	*	90,146,038	*
Fidelity Diversified International Fund, 1,435,095 and 982,846 shares, respectively	57,260,299	*	36,316,152	*
TCW Dividend Focused Fund, 6,313,974 and 4,735,829 shares, respectively	80,692,588	*	63,033,881	*
Collective Investment Trusts -				
Fidelity Managed Income Portfolio II, 149,619,601 and 116,287,827 units, respectively	148,493,774	*	114,910,045	*
Fidelity U.S. Equity Index Pool, 1,660,267 and 1,495,164 units, respectively	79,493,579	*	67,895,385	*
Other -				
Fresenius Medical Care AG, 1,045,502 and 933,329 shares, respectively	55,150,230	*	41,467,807	*

* - Participant directed

3. INVESTMENTS (continued)

For the year ended December 31, 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $21,862,171 as follows:

	Net Appreciation
Mutual funds	$ 9,315,584
Collective investment trusts	4,161,664
Fresenius Medical Care AG – shares	8,384,923
	$ 21,862,171

4. LOANS TO PARTICIPANTS

Participants may at any time borrow up to 50% (but not more than $50,000) of their vested account balances with a minimum loan amount of $500. Such loans are secured by the participants' account balances. The loans bear a reasonable rate of interest and must be repaid in equal payments in five years or less. A longer repayment period may be allowed for loans granted to purchase a primary residence.

5. RELATED PARTY TRANSACTIONS

The Plan invests in mutual funds and collective investment trusts that are managed by Fidelity Investments, who also serves as trustee of the Plan and custodian for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor. Transactions in such investments are considered party-in-interest transactions as defined by ERISA, but are exempt from the prohibited transaction rules. Fees paid by the Plan to Fidelity Investments for custodial and recordkeeping services amounted to $369,181 for the year ended December 31, 2007 and is included in administrative expenses in the statement of changes in net assets available for benefits.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of amounts per the financial statements to Form 5500 for the year ended December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$ 898,108,580	$ 695,495,179
Adjustment from contract value to fair value (for interest in common collective trust) related to fully benefit-responsive investment contracts	(1,125,827)	(1,377,782)
Net assets available for benefits per Form 5500	$ 896,982,753	$ 694,117,397

	2007
Total additions to net assets per the financial statements	$ 200,344,447
Adjustment from contract value to fair value (for interest in common collective trust) related to fully benefit-responsive investment contracts	251,955
Total additions to net assets per Form 5500	$ 200,596,402

7. TAX STATUS OF THE PLAN

The Internal Revenue Service, by letter dated August 4, 2003 determined that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (the "Code") and is, therefore, considered to be exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter, however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

8. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, collective investment trusts and shares of Fresenius Medical Care AG. Such investments are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to such risks, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

9. TRANSFERS IN FROM OTHER PLAN

Pursuant to the acquisition of Renal Care Group, Inc. by the Company, the Renal Care Group, Inc. 401(k) Employer Retirement Plan was merged into the Plan. Participant account balances totaling S110,437,378 were transferred to the Plan during the year ended December 31, 2007.

10. TRANSFERS OUT TO OTHER PLAN

During the year ended December 31, 2007, the Company sold its Extracorporeal Alliance Division, and as a result the Plan account balances of affected employees, totaling $32,464,640, were transferred out to a successor plan, Specialty Care Services Group 401(k) Plan.

11. SUBSEQUENT EVENTS

Effective April 1, 2008, the Plan added the Fidelity BrokerageLink feature as a component to the Plan. Such feature allows participants to more actively manage their retirement savings by establishing a brokerage account to access a broad range of investment products.

Effective May 1, 2008, the Plan added the family of Vanguard Retirement Funds as investment options. Such funds are a series of "age-based funds" designed to offer a single-fund approach to investing.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2007

(a)	(b) Identity of Issue	(c) Description		(d) Cost	(e) Current Value
	Mutual Funds -				
*	Fidelity Contrafund	2,224,026	Shares	**	$ 162,598,508
*	Fidelity Diversified International Fund	1,435,095	Shares	**	57,260,299
*	Fidelity U.S. Bond Index Fund	3,200,305	Shares	**	34,851,324
	Neuberger & Berman Genesis Trust	1,253,176	Shares	**	61,756,493
	Columbia Small Cap Core Fund - Class Z	434,917	Shares	**	6,771,663
	American Century Real Estate Fund - Institutional Class	414,183	Shares	**	8,776,548
	MainStay High Yield Corporate Bond Fund - Class A	1,076,453	Shares	**	6,652,477
	Oakmark Equity and Income Fund - Class I	4,316,086	Shares	**	116,016,388
	Hotchkis and Wiley Mid-Cap Value Fund - Class I	984,168	Shares	**	20,165,598
	TCW Dividend Focused Fund	6,313,974	Shares	**	80,692,588
	American Beacon Large Cap Value Plan	786	Shares	**	17,608
	Excelsior Emerging Markets Fund	1,368	Shares	**	22,866
	First Eagle SoGen Global Fund	296	Shares	**	13,289
	Janus Mid Cap Value Investor	3,926	Shares	**	88,056
	The Contrarian Fund	421	Shares	**	11,051
	Common Collective Investment Trusts -				
*	Fidelity Managed Income Portfolio II	149,619,601	Units	**	148,493,774
*	Fidelity U.S. Equity Index Pool	1,660,267	Units	**	79,493,579
	Other Investment Securities -				
*	Fresenius Medical Care AG	1,045,502	Shares (ADRs)	**	55,150,230
	Common Stock - Commerce Bancorp, Inc.	525	Shares		20,004
	Loans to Participants	interest range of 5.00% - 11.50%		-	29,397,063
	Total				$ 868,249,406

* - denotes a party-in-interest as defined by ERISA
** - participant directed


END